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                                                                  EXHIBIT (a)(8)


FOR IMMEDIATE RELEASE
Investor Contact: Richard R. Conte        Media Contact : William L. Mulvey
                  (412) 372-7701                          (202) 682-1147


THE IT GROUP, INC. COMMENCES TENDER OFFER FOR ALL OUTSTANDING SHARES OF FLUOR DANIEL GTI, INC. COMMON STOCK

Pittsburgh, Pennsylvania -- November 3, 1998 -- A newly formed, wholly-owned subsidiary of The IT Group, Inc. (NYSE: ITX), Tiger Acquisition Corporation, today commenced its previously announced tender offer for the purchase of all of the issued and outstanding shares of common stock, par value $.001 (the "Shares"), of Fluor Daniel GTI, Inc. (NASDAQ: FDGT) ("FDGTI") at a price of $8.25 per Share, net to each tendering stockholder in cash, without interest. The offer is being made pursuant to the previously announced acquisition agreement between Tiger Acquisition Corporation, The IT Group, FDGTI and Fluor Daniel, Inc. in which The IT Group would acquire FDGTI in a two-step transaction. The first step would consist of a cash tender offer for all of the issued and outstanding Shares, and the second step would be a cash-out merger with remaining outstanding Shares converted into the right to receive $ 8.25 per Share.

The offer is conditioned upon, among other things, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 and there being validly tendered by the Expiration Date, and not withdrawn, all of the Shares owned by Fluor Daniel, Inc., representing approximately 52% of the Shares as of October 30, 1998, and at least a majority of the remaining Shares. The offer and withdrawal rights of the stockholders wishing to participate in the tender offer will expire at 12:00 midnight, New York City time, on Wednesday, December 2, 1998 unless Tiger Acquisition Corporation or The IT Group elects (subject to the terms of their agreement with FDGTI) to extend the offer.

The Board of Directors of FDGTI, acting on the unanimous recommendation of a Special Committee of independent directors, has unanimously determined that the offer is fair to and in the best interests of the stockholders of FDGTI. FDGTI's Board of Directors unanimously recommends that the FDGTI stockholders accept the offer and tender all of their Shares.

The IT Group, Inc., with more than 4,600 employees in over 60 offices, is a leading diversified services company offering a full range of consulting, facilities management, engineering and construction, and remediation services. The IT Group's common stock and depositary shares are traded on the New York Stock Exchange under the symbols ITX and ITXpr, respectively. The IT Group is in the process of changing its name from International Technology Corporation.

Fluor Daniel GTI, Inc. is a leading global environmental services company with approximately 1200 employees located in more than 50 offices throughout North America, Europe and Australia. FDGTI's common stock is traded on the NASDAQ exchange under the symbol FDGT.

MacKenzie Partners, Inc. is acting as information agent. Requests for assistance or copies of the tender offer materials may be directed to MacKenzie Partners, Inc. by telephoning 1-800-322-2885.

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